Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change April 6, 2009
Item 3	News Release The news release dated April 6, 2009 was disseminated through Marketwire’s Canadian and US Investment Network and UK Media and Analysts Network.
Item 4
Summary of Material Change

Standard Resources Inc. is pleased to confirm significant gold and silver resources at the San Agustin property in Durango, Mexico. The resource is comprised of indicated gold resources totaling 1.59 million ounces and silver resources of 47.9 million ounces; and inferred gold resources totaling 1.06 million ounces and silver resources of 37.0 million ounces.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated April 6, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 6th day of April, 2009

April 6, 2009	News Release 09-13

SAN AGUSTIN’S RESOURCES INCREASE SILVER STANDARD’S
EXPOSURE TO SILVER AND GOLD

Vancouver, B.C. – Silver Standard Resources Inc. (nasdaq: ssri, tsx: sso) is pleased to confirm significant gold and silver resources at the San Agustin property in Durango, Mexico. The resource is comprised of indicated gold resources totaling 1.59 million ounces and silver resources of 47.9 million ounces; and inferred gold resources totaling 1.06 million ounces and silver resources of 37.0 million ounces.

The property is located 85 kilometers north of Durango City and approximately 100 kilometers south-southeast of Silver Standard’s Pitarrilla Project in Durango, Mexico.

San Agustin Resource Summary – April 2009(1)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Zinc (%)	Lead ( %)	Contained(1)
						Gold (‘000 oz)	Silver (‘000 oz)
Indicated	121.0	0.41	12.3	0.49	0.06	1,590	47,900
Inferred	91.2	0.36	12.6	0.48	0.07	1,060	37,000

(1) The cut-off grade is based on US$3.40 recovered metal values (RMV) in oxide material and US$6.25  (RMV) in sulphide material and the following metal prices and recoveries: gold (US$631.97/oz, 72%); silver (US$11.63, 74%); zinc (US$1.11/lb., 50%); and lead US$0.78/lb.; 62%).

The block model resource estimate was completed by Dr. Gilles Arseneau, P. Geo., Chief Geologist, of Wardrop, A Tetra Tech Company in Vancouver, B.C., and is based on a geological interpretation supplied by Silver Standard to Wardrop. Dr. Arseneau is an 'independent qualified person' for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators and has verified the San Agustin data disclosed in this release. The estimate is based on 87 reverse circulation holes totaling 13,272 meters and 153 diamond drill holes totaling 36,032 meters.

Plans for 2009

In addition to the completion of an updated resource estimate, Silver Standard is planning geophysical surveys, metallurgical studies and additional drilling. The 100%-owned property has excellent exploration potential for additional resources, both near surface and at depth.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at San Agustin.

With the increase in resources at San Agustin, Silver Standard continues to have the largest published silver resource of any publicly traded silver company, now totalling:

Reserve and Resource Summary – April 2009

Silver reserves *
Proven and probable	195.1 million ounces
Silver resources
Measured	224.2 million ounces
Indicated	826.5 million ounces
Inferred	544.3 million ounces

Gold resources
Measured	1.7 million ounces
Indicated	5.1 million ounces
Inferred	16.3 million ounces
* Reserves based on US$11.00/oz silver, $5.00/lb tin and $1.05/lb zinc.

Silver Standard Resources Inc. is a significant silver and gold resource company that seeks growth through exploration and development of its own projects. (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.